X AB 3/7

RECEIVED SEC MAIL PROCESSING SECTION MAR 0 2 2015 WASH, D.C. 201

15047460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-69040~~ ~~68966~~

8-68966

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torch Partners Corporate Finance Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Cavendish Square
(No. and Street)

London (City) (State) W1G0PW (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rupert Robson 44 20 7227 4693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LP
(Name – *if individual, state last, first, middle name*)

1350 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/16/15

OATH OR AFFIRMATION

I Rupert Robson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torch Partners Corporate Finance Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

Notary Public

Hasib Heron, B.A.,LL.B
NOTARY PUBLIC
10 Buckingham Palace Road
London SW1W 0QP
Email Info@notary.co.uk
Tel: 0207 630 1777

Member of the MyNotary Network
Telephone
0844 884 9294
www.MyNotary.co.uk

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Torch Partners Corporate Finance, Inc.

Statement of Financial Condition
December 31, 2014
(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

To Torch Partners Corporate Finance, Inc.:

We have audited the accompanying statement of financial condition of Torch Partners Corporate Finance, Inc. as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Torch Partners Corporate Finance, Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2015

Torch Partners Corporate Finance, Inc.
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash	$	457,315
Income tax receivable		45,927
Computer equipment, net		2,867
Other assets		9,093
Total assets	$	515,202
Liabilities and Stockholder's Equity		
Accounts payable and other accrued expenses	$	80,931
Due to affiliates		5,868
Total liabilities		86,799
Stockholder's equity		
Common stock		504,000
Additional paid in capital		432,985
Accumulated deficit		(508,582)
Total stockholder's equity		428,403
Total liabilities and stockholder's equity	$	515,202

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and description of business

Torch Partners Corporate Finance, Inc. ("Torch Partners Corporate Finance, Inc." or "the Company") is a Corporation incorporated in the state of California on March 4, 2011. On October 10, 2012, the company received the Financial Industry Regulatory Authority ("FINRA") registration approval letter. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. Torch Partners Corporate Finance, Inc. is a wholly owned subsidiary of Torch Group Limited. The Company's business activities include private placement of securities on a best efforts basis and investment banking advisory services.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash

Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with Accounting Standards Codification ("ASC") Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Fees from financial advisory assignments and underwriting revenues are recognized in revenue when the services related to the underlying transaction are completed under the terms of the assignment. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency. Fees from the Marketing and transaction Support Services Agreement with Torch Partners Corporate Finance Inc. ("Affiliate") are earned when incurred. For the year ended December 31, 2014, the Company's revenues were derived from the Marketing and Transaction Support Services Agreement.

Computer Equipment

Maintenance and repair costs are expensed as incurred. Computer Equipment is carried at cost, less accumulated depreciation and is depreciated on a straight line basis generally using estimated useful lives of 3 years. As of December 31, 2013 fixed assets are comprised of the following:

Computer Equipment, net	$	8,633
Less: accumulated depreciation		(5,766)
	$	2,867

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize their deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance is made, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740-10-25 *"Accounting for Uncertainty in Income Taxes"* on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company files its income tax returns in the U.S. federal and state jurisdictions. The Company remains subject to income tax examinations for all periods since inception. Any potential examinations may include questioning the timing and amount of deductions and compliance with U.S. federal and state tax laws. At December 31, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Related Party Agreements

On August 8, 2013, the Affiliate entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses the Affiliate, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the Affiliate. During the year ended December 31, 2014, the Company incurred approximately $72,000 of expenses under the Expense Sharing Agreement.

On August 8, 2013, the Company has also entered into a Marketing and Transaction Support Services agreement with the Affiliate. As per the terms of this agreement, the Company earns transaction execution support services it provides to the Affiliate and is reimbursed for marketing support and business development expenses from the Affiliate. For the year ended December 31, 2014, the Company earned $345,000 in revenues and was reimbursed $72,000 for expenses

under this agreement.

4. Income Taxes

The income tax benefit consists of the following:

Current		
Federal	$	34,087
State and local		11,840
	$	45,927

At December 31, 2014 the Company determined that it has an income tax benefit of $45,927 attributable to a net operating loss carryback and has recorded this benefit as an income tax receivable on the Statement of Financial Condition.

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has deferred tax assets of approximately $200,000 at December 31, 2014, which is primarily attributable to capitalized start up costs. The Company recorded a full valuation allowance against its deferred tax assets, as future realization is uncertain.

5. Stockholder's Equity

Capital Structure

As of December 31, 2014, the Company was authorized to issue 1,000,000 shares of stock, of which 504,000 shares were issued and outstanding. There was an issuance of 100,000 Founder's shares on March 7, 2011.

6. Commitments

The Company leases its office facility under an operating lease expiring March 31, 2015. Aggregate future minimum annual rental payments are as follows:

Year ending December 31,		
2015		5,907
	$	5,907

Rent expense under this operating lease amounted to approximately $23,864 and includes common area maintenance charges.

7. Net Capital Requirements

As a FINRA registered broker-dealer, Torch Partners Corporate Finance, Inc. is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, Torch Partners Corporate Finance, Inc. is required to maintain minimum net capital equal to the greater of $5,000 and 6.667% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, Torch Partners Corporate

Finance, Inc. had net capital of approximately $370,000, which was approximately $365,000 above its required net capital of the greater of $5,000 and 6.667% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was .23 to 1 at December 31, 2014.

8. Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

During the year ended December 31, 2014, 100% of the Company's revenues were derived from transaction execution support services to its affiliate.

9. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange act of 1934 as of December 31, 2014, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

10. Financial Support

The Company has an agreement with the Parent, whereby the Parent, has committed to provide financial support to the Company in and amount sufficient to satisfy its obligations when due and fund its operation as needed, until at least January 1, 2016.

11. Subsequent Events

The Company evaluated subsequent events or transactions that occurred from January 1, 2015 through February 27, 2015, the date these financial statements were issued. The Company did not have any significant subsequent events to report.